UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 18, 2017
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Commission File Number 001-33434
CREDIT SUISSE AG
(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Explanatory note
This Report on Form 6-K contains the Exhibits set forth below.
This Report on Form 6-K and Exhibit 99.1 are hereby filed for purposes of the Securities Exchange Act of 1934, as amended, by Credit Suisse Group AG and Credit Suisse AG and incorporated by reference into the Registration Statement on Form F-3 (file no. 333-202913) and the Registration Statements on Form S-8 (file no. 333-101259 and file no. 333-208152).
Exhibit 99.2 is not deemed filed for purposes of the Securities Exchange Act of 1934, as amended, or incorporated by reference into any Registration Statement.

Exhibit 99.1: Update to the 2016 Compensation Report dated April 18, 2017.
 Exhibit 99.2: Media Release dated April 18, 2017.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
 (Registrants)

Date: April 18, 2017
By:
/s/ Christian Schmid
Christian Schmid
Managing Director
By:
/s/ Susanne Reinhard
Susanne Reinhard
Director